amec

CERTIFICATE OF AUTHOR
Stephen J. Juras, P.Geo.
111 Dunsmuir Street, Suite 400
Vancouver, BC
Tel: (604) 664-4349
Fax: (604) 664-3057
stephen.juras@amec.com

I, Stephen J. Juras, P.Geo., am a Professional Geoscientist, employed as Principal Geologist of AMEC Americas (formerly E&C Services) Limited and residing at 9030 161 Street in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from University of Manitoba with a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Masters of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, zinc, gold and silver in Canada and United States and in underground mine geology, ore control and resource modeling for copper, zinc, gold, silver, tungsten, platinum/palladium and industrial mineral properties in Canada, United States, Peru, Chile, Vietnam and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Geologist and have been so since January 1998.

From October 30, 2003 until October 31, 2003 I visited the Muskeg Valley project in Alberta. I was responsible for the review of matters related to geology and quicklime data quality (sections 7, 10, 11, 13, 14) and quicklime mineral resources (section 17) for the Muskeg Valley project.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Birch Mountain Resources Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 2nd day of February, 2004.

s/ Stephen J. Juras
Stephen J. Juras, Ph.D., P.Geo

AMEC E&C Serivices Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel: +1 604-664-3471
Fax: +1 604-664-3057